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                             May 23, 2022

       Vlad Vitoc, M.D., M.B.A.
       Chief Executive Officer
       MAIA Biotechnology, Inc.
       4444 West Lake Street, Suite 1700
       Chicago, IL 60606

                                                        Re: MAIA Biotechnology,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 16, 2022
                                                            File No. 333-264225

       Dear Dr. Vitoc:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed May 16, 2022

       Business
       Strategic Collaborations and Key Agreements, page 96

   1. To the extent applicable under your license agreements, provide risk factor disclosure that discusses the
technology or technologies subject to march-in rights, the portion of your business that would be
affected by the exercise of march-in rights, and whether and how you may be compensated
in the event such rights are exercised.
 Vlad Vitoc, M.D., M.B.A.
MAIA Biotechnology, Inc.
May 23, 2022
Page 2

       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameVlad Vitoc, M.D., M.B.A.
                                                         Division of
Corporation Finance
Comapany NameMAIA Biotechnology, Inc.
                                                         Office of Life
Sciences
May 23, 2022 Page 2
cc:       Janeane Ferrari, Esq.
FirstName LastName